August 21, 2009

Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, DC 20549

RE:	Comfort Systems USA, Inc.
Form 10-K for the fiscal year ended December 31, 2008
Form 10-Q for the period ended March 31, 2009
Definitive Proxy Statement filed on April 14, 2009
Form 8-K filed on May 5, 2009

File No. 1-13011

Dear Mr. Decker:

The following is Comfort Systems’ response to the items included in your comment letter dated July 17, 2009.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

General

1.               Comment — Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

Response — We acknowledge this request and revisions will be included in our future filings, including our interim filings, as applicable.

Risk Factors, page 12

2.               Comment — Please remove the second and third sentences in the first paragraph in this section.  All material risks should be described.  If risks are not deemed material, you should not reference them.

Response — We will remove these sentences in future filings.

Critical Accounting Policies

Recoverability of Goodwill and Identifiable Intangible Assets, page 29

3.               Comment — In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill, please consider disclosing the following:

•                  The reporting unit level at which you test goodwill for impairment and your basis for that determination;

•                  Each of the valuation methodologies used to value goodwill given your disclosures indicate that multiple approaches are used.  This should include sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses;

•                  How you weight each of the methods used including the basis for that weighting;

•                  A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes; and

•                  How the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Please show us supplementally what your disclosures will look like.

Response —We included the following disclosure in our recently filed Form 10-Q for the period ended June 30, 2009:

“We segregate our operations into reporting units based on the degree of operating and financial independence of each unit and our related management of them.  We perform our annual goodwill impairment testing at the reporting unit level.  We have 41 reporting units of which 26 reporting units have a goodwill balance.”

We hired a third party valuation firm to assist us with the valuations of the reporting units.  The generally accepted valuation methods are commonly referred to as the income approach, market approach and cost approach.  We used two market approaches and an income approach, which utilizes discounted future cash flows, to value each reporting unit.  For the market approaches, we used the guideline company method and the guideline transaction method.  Under the guideline company method, we compared the valuation of the reporting unit to a sample of other comparable companies.  Under the guideline transaction method, we compared recent sales and listing of comparable assets.  We did not use the cost approach as it is generally not used to value a going concern.

The market multiples from invested capital include revenues, book equity plus debt and earnings before interest, taxes, depreciation and amortization (“EBITDA”).  Assumptions critical to the fair value estimates under the discounted cash flow model include discount rates, cash flow projections, projected long-term growth rates and the determination of terminal values.  These assumptions are evaluated and updated on an annual basis.

We believe the discounted cash flow method and the guideline public company and guideline transaction methods each provide an indication of value.  As such, we have weighted each method as appropriate.  We placed a weighting of 40 percent on the discounted cash flow method.  We placed a weighting of 30 percent on the guideline public company method since it incorporates the results of operations for several guideline companies in determining the multiples in our analysis.  We applied a weighting of 30 percent to the guideline transaction method since it is based on actual transactions in the market place.  There were no changes in our methodologies for valuing goodwill during the current year.

We compared the excess of the fair value over the carrying value of our reporting units, and for 24 reporting units, the fair value exceeded the carrying value by a significant margin.  There were two reporting units that were acquired during 2008 where the fair value exceeded the carrying value by a less significant margin and we considered the recent purchase price as another indication of value.

We plan to include the following disclosure in our Form 10-K for the year ended December 31, 2009:

“We estimate the fair value of the reporting unit based on two market approaches and an income approach, which utilizes discounted future cash flows.   We assigned a weighting of 40 percent to the discounted cash flow analysis, and a weighting of 30 percent for each of the market approaches. The market approaches utilized market multiples of invested capital from comparable publicly traded companies and comparable transactions.  The market multiples from invested capital include revenues, book equity plus debt and earnings before interest, taxes, depreciation and amortization (“EBITDA”).  Assumptions critical to the fair value estimates under the discounted cash flow model include discount rates, cash flow projections, projected long-term growth rates and the determination of terminal values.  These assumptions are evaluated and updated on an annual basis.  There were no changes in our methodologies for valuing goodwill during the current year”

Liquidity and Capital Resources

Off Balance Sheet Arrangements and Other Commitments, page 35

4.               Comment — Please provide totals by year in your table of contractual obligations included on page 36.

Response — We provided the totals by year in our table of contractual obligations in our recently filed Form 10-Q for the period ended June 30, 2009.  We will include these in all future quarterly filings on Form 10-Q and annual filings on Form 10-K.

Financial Statements

General

5.               Comment — Please display total comprehensive income and its components for each period presented in a financial statement that is displayed with the same prominence as other financial statements.  Refer to paragraphs 22 through 25 of SFAS 130.  Please show us supplementally what your disclosures will look like.

Response —The following is the disclosure of total comprehensive income and its components in our recently filed Form 10-Q for the period ended June 30, 2009:

		STOCKHOLDERS’ EQUITY
	Comprehensive	Common Stock		Treasury Stock		Additional Paid-In	Accumulated Other Comprehensive	Retained Earnings	Total Stockholders’
	Income	Shares	Amount	Shares	Amount	Capital	Income (Loss)	(Deficit)	Equity
BALANCE AT DECEMBER 31, 2007		41,123,365	$411	(781,415)	$(9,973)	$336,996	$—	$(64,856)	$262,578
Comprehensive Income:
Net income	$49,690	—	—	—	—	—	—	49,690	49,690
Unrealized loss on marketable securities, net of tax	(326)	—	—	—	—	—	(326)	—	(326)
Comprehensive Income	$49,364	—	—	—	—	—	—	—	—
Issuance of Stock:
Issuance of shares for options exercised including tax benefit		—	—	514,658	6,566	(2,789)	—	—	3,777
Issuance of restricted stock		—	—	201,309	2,485	(2,485)	—	—	—
Shares received in lieu of tax withholding payment on vested restricted stock		—	—	(39,100)	(513)	—	—	—	(513)
Stock-based compensation expense		—	—	—	—	3,851		—	3,851
Forfeiture of unvested restricted stock		—	—	(8,288)	(93)	93	—
Tax benefit from vesting of restricted stock		—	—	—	—	89	—	—	89
Dividends		—	—	—	—	(7,134)	—	—	(7,134)
Share repurchase		—	—	(2,340,409)	(25,541)	—	—	—	(25,541)
BALANCE AT DECEMBER 31, 2008		41,123,365	411	(2,453,245)	(27,069)	328,621	(326)	(15,166)	286,471
Comprehensive Income:
Net income (unaudited)	$17,040	—	—	—	—	—	—	17,040	17,040
Unrealized income on marketable securities, net of tax (unaudited)	74	—	—	—	—	—	74	—	74
Comprehensive Income (unaudited)	$17,114
Issuance of Stock:
Issuance of shares for options exercised including tax benefit (unaudited)		—	—	124,450	1,346	(730)	—	—	616
Issuance of restricted stock (unaudited)		—	—	241,857	2,652	(2,652)	—	—	—
Shares received in lieu of tax withholding payment on vested restricted stock (unaudited)		—	—	(45,559)	(456)	—	—	—	(456)
Stock-based compensation expense (unaudited)		—	—	—	—	2,062	—	—	2,062
Forfeiture of unvested restricted stock (unaudited)		—	—	(7,038)	(76)	76	—	—	—
Tax benefit from vesting of restricted stock (unaudited)		—	—	—	—	(14)	—	—	(14)
Dividends (unaudited)		—	—	—	—	(1,735)	—	(1,727)	(3,462)
Share repurchase (unaudited)		—	—	(601,100)	(5,735)	—	—	—	(5,735)
BALANCE AT JUNE 30, 2009 (unaudited)		41,123,365	$411	(2,740,635)	$(29,338)	$325,628	$(252)	$147	$296,596

We will include total comprehensive income and its components for each period presented in a financial statement in all future filings.

Note 2.  Summary of Significant Accounting Policies, page 47

6.               Comment — Please disclose your accounting policy related to pre-contract costs.  In doing so, please disclose whether or not pre-contract costs related to unsuccessful contract bids are written off in the period you are informed you did not get the specific contract.  If not, please disclose why not and discuss when they are expensed and your basis for that alternative treatment.  Please show us supplementally what your disclosures will look like.

Response — We provide both “plan and spec” and “design and build” installation services for office buildings, retail centers, apartment complexes, manufacturing plants, health care, education and government facilities and other commercial, industrial, and institutional facilities.  In “plan and spec” installations, we participate in a bid process to provide labor, equipment, materials and installation based on plans and engineering specifications provided by a customer, general contractor or consulting engineer.  In a “design and build” installation, working with the customer we determine the needed capacity and energy efficiency of the HVAC system that best suits the proposed facility.  We then estimate the amount of time, labor, materials and equipment needed to build the specified system.  The final design, terms, price and timing of the project are then negotiated with the customer or its representatives, after which any necessary modifications are made to the system plan.  In cases where significant design and engineering costs are incurred as part of the bid process, we are generally awarded a separate contract or purchase order for these services.  As of December 31, 2008, we had 4,294 projects in process.  Our average project takes six to nine months to complete, with an average project size of $475,000.  Due to the nature of our contracts and timeframe that contracts are bid and awarded, we generally do not incur significant costs prior to receiving a contract.

In future filings, we will include the following disclosure:

“The Company generally does not incur significant costs prior to receiving a contract, and therefore, these costs are expensed as incurred.  In limited circumstances, when significant pre-contract costs are incurred, they are deferred if the costs can be directly associated with a specific contract and if their recoverability from the contract is probable.  Upon receiving the contract, these costs are included in contract costs.  Deferred costs associated with unsuccessful contract bids are written off in the period that the Company is informed that they will not be awarded the contract.”

Note 12.  Employee Benefit Plans, page 65

7.               Comment — Please also disclose the amount of contributions made to multi-employer pension plans for each period presented.  Refer to paragraph 12 of SFAS 132(R).

Response — There were no contributions made to multi-employer pension plans in 2006, 2007 or 2008.  We will add a sentence disclosing this in future annual filings.

Note 14. Stockholders’ Equity

Earnings Per Share, page 69

8.               Comment —Diluted EPS is computed considering the dilutive effect of stock options and contingently issuable restricted stock.  Please disclose the nature of the contingencies and how based on the nature of these contingencies you determined whether they should be included in your determination of diluted earnings per share.  Refer to paragraphs 30 through 35 of SFAS 128.  Please also disclose how you treat vested and unvested restricted stock for purposes of calculating earnings per share.  Please show us supplementally what your disclosures will look like.

Response —The vesting of restricted shares is based on the achievement of certain annual earnings per share (“EPS”) targets.  Based on paragraph 30 of SFAS 128, these restricted shares are considered contingently issuable shares for purposes of calculating diluted EPS.  Thus, they are not included in the diluted EPS denominator until the performance criteria are met, if it is assumed that the end of the reporting period was the end of the contingency period.  The shares which vest during the period are included in diluted EPS, weighted outstanding until the shares are issued.  Unvested shares are included in diluted EPS if the performance criteria have been met, and excluded if the performance criteria have not been met.

We will add the following disclosure in our Form 10-K for the year ended December 31, 2009:

“The vesting of unvested contingently issuable restricted stock is based on the achievement of certain earnings per share targets.  These shares are considered contingently issuable shares for purposes of calculating diluted earnings per share.  These shares are not included in the diluted earnings per share denominator until the performance criteria are met, if it is assumed that the end of the reporting period was the end of the contingency period.”

Note 15. Stock-Based Compensation, page 70

9.               Comment — Your statement of stockholders’ equity includes a line item for shares received in lieu of tax withholding payment on restricted stock.  Please disclose the terms of this feature and tell us what consideration you gave to paragraph 35 of SFAS 123(R) in accounting for this feature.  In this regard, please confirm that you do not withhold an amount in excess of the minimum statutory requirements.

Response — As disclosed in Note 15. “Stock-Based Compensation” of our Form 10-K for the fiscal year ended December 31, 2008, the Company has a restricted stock plan which is administered by the compensation committee of the Board of Directors.  Under the terms of this plan and as performance criteria is met, the restricted shares vest which is a taxable event for the holder of the shares.  The Company currently allows the holder to surrender an amount of shares to meet their minimum statutory withholding requirements based upon the applicable minimum statutory withholding rates required by the relevant taxing authorities consistent with the requirements of paragraph 35 of SFAS 123(R).  We confirm that we do not withhold an amount in excess of the minimum statutory requirements required by the applicable taxing authorities.  In future Form 10-K filings, we will include the following disclosure:

“Upon the vesting of the restricted shares, the Company has allowed the holder to elect to surrender an amount of shares to meet his or her minimum statutory withholding requirements.  These shares are accounted for as treasury stock based upon the value of the stock on the date of vesting.”

Note 10. Long-Term Debt Obligations

Revolving Credit Facility, page 59

10.         Comment — In addition to your current disclosure of the required ratios under your facility’s principal financial covenants, please disclose the actual ratios as of each reporting date.  This will allow readers to understand how much cushion there is between the required ratios and the actual ratios.

Response — We included the financial covenant ratios in our recently filed Form 10-Q for the period ended June 30, 2009.  We will include these financial covenant ratios in future filings.

Exhibit 10.8 — Amended and Restated Credit Agreement

11.         Comment — We note that you incorporate Exhibit 10.8 by reference to Exhibit 10.1 in your Form 8-K filed on February 26, 2007.  It appears that you have not filed the schedules and exhibits to this amended and restated credit agreement.  Please file these schedules and exhibits in a future Exchange Act filing.

Response — We included the schedules and exhibits to our amended and restated credit agreement in our recently filed Form 10-Q for the period ended June 30, 2009.

Exhibits 31.1 and 31.2 — Section 302 Certifications

12.         Comment —We note the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual.  The identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.  Additionally, please identify the Company by name in paragraph 1.

Response — We have reflected these changes in the certifications included in our recently filed Form 10-Q for the period ended June 30, 2009.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009

General

13.         Comment —Please address the above comments in your interim filings as well.

Response — We acknowledge this request and revisions will be included in our interim filings, as applicable.

DEFINITIVE PROXY STATEMENT FILED ON APRIL 14, 2009

Compensation Discussion and Analysis, page 13

Annual Incentive Bonus, page 14

14.         Comment — We note that a portion of the annual incentive bonus the named executive officer receives may be based on the achievement certain performance metrics individualized for each executive.  To the extent that you continue this practice in the future, please describe in greater detail the elements of individual performance and contribution that are taken into account and lead to the decision to award this type of compensation.  See Item 402(b)(2)(vii) of Regulation S-K.

Response — We acknowledge this request and to the extent we continue this practice in the future, we will include a more detailed description of these elements of individual performance in future Definitive Proxy Statement filings.

Stock Options, page 15

15.         Comment — To the extent that you award stock options in the future, please disclose in greater detail the factors considered by your compensation committee in determining the amount of stock options to award to each named executive officer.  See Item 402(a)(v) of Regulation S-K.

Response — We acknowledge this request and to the extent we continue this practice in the future, we will include a more detailed description of these factors in future Definitive Proxy Statement filings.

Performance Stock Awards, page 16

16.         Comment — To the extent that you award performance stock awards in the future, please disclose the relevant performance goals and payouts associated with meeting the performance goals, including the payouts associated with meeting the threshold, target, and maximum levels of each performance goal.

Response — We acknowledge this request and to the extent we continue this practice in the future, we will include a more detailed description of these items in future Definitive Proxy Statement filings.

FORM 8-K FILED ON MAY 5, 2009

17.         Comment — You present Adjusted EBITDA and Free Cash Flow, which are non-GAAP financial measures.  In this regard, please address the following:

•                  Please provide a reconciliation of these amounts to the most comparable financial measures calculated and presented in accordance with GAAP.  Please start your reconciliation with GAAP financial measures; and

•                  Please separately show each component in the reconciliation between the non-GAAP and GAAP financial measures.  For example, your reconciliation to Free Cash Flow on page 23 should show each component of CapEx, Net, separately, which appear to be capital expenditures and proceeds from the sale of assets.  The reconciliation should also begin with a GAAP measure rather than funds from operations which is not a GAAP measure.

Refer to Item 100(a) of Regulation G.

Response — In our recently filed Form 8-K filed on August 7, 2009, we provided a reconciliation of Adjusted EBITDA and Free Cash Flow.  These reconciliations begin with GAAP measures and include components that can be found separately on the Company’s statements of operations and cash flows.

Conclusion

In connection with responding to these comments, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure of our filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our responses adequately address the items noted in your comment letter.  We would be happy to discuss these items in further detail.  Please do not hesitate to contact me at (713) 830-9650.

Very truly yours,

/s/ William George
William George
Executive Vice President — Chief Financial Officer

c:                                       Franklin Myers — Chairman of the Audit Committee of the Board of Directors

William F. Murdy — Chairman and Chief Executive Officer

Trent McKenna — General Counsel

Julie S. Shaeff — Senior Vice President and Chief Accounting Officer